



UBS

UBS Financial Services
Incorporated of Puerto Rico
Penthouse Floors
American International Plaza
250 Muñoz Rivera Avenue
San Juan, PR 00918

UBS Financial Services Incorporated of Puerto Rico Compliance Report

UBS Financial Services Incorporated of Puerto Rico (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's internal control over compliance was effective during the most recent fiscal year ended December 21, 2018;

(3) The Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 1, 2018;

(4) The Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018;

(5) Information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

UBS Financial Services Incorporated of Puerto Rico

I, **José H. Grau**, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ______________________
Title: Director, CFO
Date: February 28th , 2019

UBS Financial Services Incorporated of Puerto Rico is a wholly owned subsidiary of UBS Financial Services Inc.